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SCHEDULE 13G  (1996)

Amendment No.   3
MORGAN PRODS LTD
Cusip # 617439104

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Cusip # 617439104

Item  1:    REPORTING PERSONS
            Dimensional Fund Advisors Inc. (Tax ID: 22-2370029)

Item  4:    CITIZENSHIP
            Delaware Corporation

Item  5:    SOLE VOTING POWER
              345,200
              * Persons who are officers of Dimensional Fund Advisors Inc. also serve as officers of DFA Investment Dimensions Group Inc., (the "Fund") and The DFA Investment Trust Company (the "Trust"), each an open-end management investment company registered under the Investment Company Act of 1940. In their capacities as officers of the Fund and the Trust, these persons vote 66,000 additional shares which are owned by the Fund and
               78,200 shares which are owned by the Trust. (Included
              in Item 7 of this page of this Schedule)

Item  6:    SHARED VOTING POWER --
            None

Item  7:    SOLE DISPOSITIVE POWER --
              489,400

Item  8:    SHARED DISPOSITIVE POWER --
            0

Item  9:    AGGREGATE AMOUNT BENEFICIALLY OWNED --
              489,400

Item 11:    PERCENT OF CLASS REPRESENTED BY LINE 9 --
             4.82

Item 12:    TYPE OF REPORTING PERSON --
            IA

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ITEM 1(A).  NAME OF ISSUER

            MORGAN PRODS LTD

ITEM 1(B).  ADDRESS OF ISSUER

            469 McLaws Circle
            LINCOLNSHIRE  IL  60069-4448


ITEM 2(A).  NAME OF PERSON FILING

            Dimensional Fund Advisors

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE

            1299 Ocean Avenue, 11th Floor, Santa Monica, CA  90401

ITEM 2(C).  CITIZENSHIP

            A Delaware Corporation

ITEM 2(D).  TITLE OF CLASS OF SECURITIES

            Common Stock

ITEM 2(E).  CUSIP NUMBER

            617439104

ITEM 3. This statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) and the person filing is an investment advisor registered under section 203 of the Investment Advisors Act of 1940.

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ITEM 4.     OWNERSHIP
ITEM 4(a).  AMOUNT BENEFICIALLY OWNED
            See Page 2, Item No. 9
ITEM 4(b).  PERCENT OF CLASS
            See Page 2, Item No. 11
ITEM 4(c).  NUMBER OF SHARE AS TO WHICH SUCH PERSON HAS:
      (i).  SOLE POWER TO VOTE OR DIRECT THE VOTE --
            See Page 2, Item No. 5
     (ii).  SHARED POWER TO VOTE OR TO DIRECT THE VOTE --
            None
    (iii).  SOLE POWER TO DISPOSE OR TO DIRECT DISPOSITION OF --
            See Page 2, Item No. 9
     (iv).  SHARE POWER TO DISPOSE OR TO DIRECT DISPOSISTION OF --
            None

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
            If this statement is being filed to report the fact that as of 12/31/96 the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON
            All Securities reported upon in this schedule are onwed by advisory clients Dimensional Fund Advisors Inc., no one of which to the knowledge of Dimensional Fund Advisors Inc. owns more than 5% of the class

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
            COMPANY:
            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP
            Not Applicable

ITEM 10.    CERTIFICATION
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete are correct.

Signature

   Wednesday, February 5, 1997
Date

   Michael T. Scardina
   Vice President and Chief Finacial Officer
Name/Title